UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

 Commission File Number 0-18350

GRANITE CONSTRUCTION PROFIT
 SHARING AND 401(K) PLAN

GRANITE CONSTRUCTION INCORPORATED

585 West Beach Street
 Watsonville, California 95076
 Telephone: (831) 724-1011

Item 4.	FINANCIAL STATEMENTS AND SCHEDULE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

The following documents are filed as part of this report:

1. Financial Statements

The following financial statements are filed as part of this report:

Form 11-K
Pages
Report of Independent Registered Public Accounting Firm	F-2
Statements of Net Assets Available for Benefits at December 31, 2013 and 2012	F-3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013	F-4
Notes to Financial Statements	F-5 - F-13

2. Financial Statements Schedule

The following financial statement schedule of the Granite Construction Profit Sharing and 401(k) Plan for the year ended December 31, 2013 is filed as part of this report and shall be read in conjunction with the financial statements of the Plan.

Form 11-K
Pages
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	S-1

EXHIBIT

The following exhibit is attached hereto and filed herewith:

Exhibit
Number

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE CONSTRUCTION PROFIT SHARING AND 401(K) PLAN
Date: June 23, 2014	By:	/s/ Alan Movson
Alan Movson
Committee Secretary
Granite Construction Profit Sharing and 401(k) Plan Administrative Committee

INDEX TO EXHIBIT

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm

Granite Construction Profit Sharing and 401(k) Plan
 Financial Statements
 as of December 31, 2013 and 2012 and
 for the year ended December 31, 2013

Index of Financial Statements, Schedule and Exhibit

Supplemental schedules other than the above are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Granite Construction Profit Sharing and 401(k) Plan
We have audited the financial statements of the Granite Construction Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and for the year ended December 31, 2013, as listed in the accompanying index of financial statements, schedule and exhibit. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying index of financial statements, schedule and exhibit, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP
Moss Adams LLP

Campbell, California
June 23, 2014

Granite Construction Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits
	December 31,
	2013	2012
Assets
Investments, at fair value	$347,034,448	$309,266,557

Non-interest bearing cash	135,146	27,987
Notes receivable from participants	3,650,963	4,029,905
Net assets available for benefits	$350,820,557	$313,324,449

The accompanying notes are an integral part of these financial statements.

Granite Construction Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended
December 31,
2013
Change in net assets available for benefits attributed to:
Investment activities:
Net appreciation in fair value of investments	$37,864,650
Interest and dividends	11,092,325
Net gain from investment activities	48,956,975

Additions:
Employee contributions, including rollovers	18,689,227
Employer contributions	4,597,858
Interest income on notes receivable from participants	215,588
Transfer of assets to plan (see Note 9)	101,472
Total additions	23,604,145

Deductions:
Distributions to participants or beneficiaries	(34,353,172)
Fees and expenses	(216,330)
Deemed distribution of participant loans	(495,510)
Total deductions	(35,065,012)

Change in net assets available for benefits during the year	37,496,108
Net assets available for benefits, beginning of year	313,324,449

Net assets available for benefits, end of year	$350,820,557

The accompanying notes are an integral part of these financial statements.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

1.	Description of Plan

General

The following description of the Granite Construction Profit Sharing and 401(k) Plan (“Plan”) provides only general information.  For a more complete description of the Plan’s provisions, refer to the Plan document.

The Plan is a defined contribution plan covering all eligible non-union employees of Granite Construction Incorporated and its participating subsidiaries (“Company”).  An employee generally becomes eligible to elect to make contributions to the Plan as of his or her date of hire. For all other purposes under the Plan, an employee generally becomes a participant in the Plan as of the first day of the month coinciding with or following the date on which he or she is credited with at least 1,000 hours of service (or as soon as administratively practicable thereafter). The Company does not guarantee the benefits provided by the Plan.  The Plan is subject to the provisions of the Employee Retirement Security Act of 1974, as amended.

The Company has appointed an Administrative Committee (“Committee”) as the Plan administrator (“Administrator”).  Other than with respect to the Granite Construction Incorporated Common Stock Fund (“Granite Common Stock Fund”), the Committee has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan.   An independent fiduciary selected by the Company has authority and responsibility related to investments in the Granite Common Stock Fund, the assets of which consist of Company common stock and non-interest bearing cash. All necessary and proper expenses incurred in the administration of the Plan are paid either by the Company or from Plan assets pursuant to the Plan document.

All of the holdings of the Plan are participant-directed investments.

Contributions

The Company may make profit sharing and / or matching contributions to the Plan.  Profit sharing contributions from the Company may be contributed to the Plan in an amount (or under such formula) as may be determined by the Company’s Board of Directors.  Profit sharing contributions are payable solely out of the Company’s current or accumulated earnings and profits.  The profit sharing contribution shall not exceed the maximum amount deductible under the provisions of the Internal Revenue Code (“IRC”).  The Company must pay the total profit sharing contribution to the Plan trustee before the date the Company is required to file its Federal income tax return (including extensions).

The Company’s Board of Directors determines Company matching contributions to the Plan. Effective March 25, 2013, the rate of matching contributions equaled 100% of participant contributions up to a maximum of 3% of compensation, an increase from 2%. The Company’s matching contribution is paid into the Plan at the same time as the participant contributions are paid into the Plan and are vested as described below.

During 2013, all eligible Plan participants could make employee pre-tax contributions to the Plan of up to 50% of gross pay, and/or after-tax Roth contributions to the Plan of up to 50% of gross pay, not to exceed a combined total of pre-tax and after-tax contribution of $17,500. The Plan also permits the automatic enrollment of eligible employees in the Plan with a contribution of 2% of eligible compensation, unless the employee affirmatively elects otherwise. Plan participants who reached age 50 during the Plan year have the option to make an additional “Catch Up” contribution on a pre-tax basis and/or after-tax Roth basis, not to exceed a combined total of pre-tax and after-tax contributions of $5,500 in 2013.

The Plan offered an option for deferring the cash equivalent of the dividends from the Granite Construction Employee Stock Ownership Plan (“Granite ESOP”) up through May 31, 2012.  The Dividend Equivalent Deferral or 401(k) Switchback option allowed participants in Granite ESOP to elect an additional salary deferral to the Plan equal to the amount of the ESOP dividend passed through to them.

Beginning with dividends paid in 2013, participants and beneficiaries who hold Company common stock in either Granite ESOP or Granite Common Stock Fund have the option for quarterly dividends to automatically reinvest in Company common stock or to be paid as a cash dividend.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

Transfer of the ESOP into the Plan

Effective June 1, 2012, the Granite ESOP merged with and into the Plan. Granite ESOP assets of approximately $65,900,000 were transferred into the Plan, consisting solely of Company common stock. Such ownership of Company common stock is allocated and reported separately from the Granite Common Stock Fund described above for certain beneficiary allocation limits. See Note 6.

The merger of Granite ESOP into the Plan allows participants to sell Company common stock previously held in Granite ESOP and participate in other investment options within the Plan. Participants with account balances in Granite ESOP have certain restrictions regarding the amount of individual balances which may be allocated to Company common stock.

Forfeitures and Plan expenses

Company profit sharing contributions to participants leaving employment prior to the vesting of such contributions are forfeited by the participant. Profit sharing forfeitures may be used to pay Plan expenses. A total of $130,110 of 2013 profit sharing forfeitures was used to pay Plan expenses. Forfeitures for each year not used to pay Plan expenses are contributed to participants on a per capita basis for each year in which the participant is employed by the Company as of the year end. At December 31, 2013 and 2012, no forfeited profit sharing balances were so allocated.

Participant accounts

Contributions received by the Plan are deposited with the Plan trustee and custodian, Mercer Trust Company (“Mercer”).  Each eligible participant account balance is credited with an allocation of (a) the Company’s 401(k) match and discretionary profit sharing contributions, if any, (b) Plan earnings or losses, (c) profit sharing forfeitures of terminated participant non-vested accounts and (d) participant contributions. The discretionary profit sharing contributions are allocated based on eligible earnings as defined in the Plan document.  Profit sharing forfeitures are allocated to eligible participant accounts in equal amounts as defined in the Plan document.

Notes Receivable from Participants

The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested Plan account balance. Notes Receivable from Participants (“Notes Receivable”) bear interest at prime rate plus 1% and must be repaid to the Plan within a five-year period, unless the Note Receivable is used for the purchase of a principal residence in which case the maximum repayment period may be extended not to exceed 15 years. Outstanding Notes Receivable at December 31, 2013 carried interest rates of 3.25% - 4.25%.

Vesting

The full amount of the participant’s profit sharing account balance becomes vested on his or her normal retirement date, as defined in the Plan document, or when his or her employment with the Company terminates by reason of death or total disability, or when his or her years of vesting service is completed as defined in the Plan document.  For participants that work one or more hours on or after January 1, 2007, the full amount of the Company profit sharing contribution portion of the participant account balance becomes vested after three years of service. For participants who do not perform work after December 31, 2006, Plan terms require five years of service for fully vested status.

The value of the participant’s elective contribution and Company matching contributions are fully vested immediately upon contribution to the Plan.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

Distributions

On termination of service for any reason, including death or disability, participants with less than $1,000 in their account balance and who have not elected a rollover will receive a lump sum payout of their vested account balance as prescribed in the Plan document.  If the participant has more than $1,000 in their account balance upon termination, funds will not be distributed unless the participant elects to withdraw the funds as prescribed in the Plan document.

Hardship withdrawals

The Plan provides for withdrawals in the event of financial hardship, as defined in the Plan document.

Plan investments

Participants may direct their Plan balance into any of the designated investment options approved by the Committee.  Included in the designated investment options are various mutual funds, a common/collective trust and Company common stock.

Effective July 1, 2013, the Prudential IncomeFlex Target T. Rowe Price Retirement Funds (“IncomeFlex”) were added to the available investment options under the Plan. IncomeFlex allows participants to accumulate assets and convert their assets into guaranteed income. The Plan was amended on June 25, 2013 to allow for partial distributions and installment payments for terminated employees to facilitate payments from IncomeFlex.

Except for Company common stock included in the Granite ESOP merger, new contributions to the Plan are limited so no more than a 50% investment in Company common stock may result. In addition, Plan participants will be prevented from allocating existing Plan balances into Granite Common Stock Fund if more than 50% of their total account balance will be invested in Company common stock as a result of the allocation.

2.	Summary of Significant Accounting Policies

Basis of accounting

The financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Assets and liabilities are stated at fair value.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and related disclosure of contingent assets and liabilities.  The estimates, judgments and assumptions are continually evaluated based on available information and experiences; however, actual results could differ from those estimates.

Investment valuation and income recognition

Investments are stated at fair value. Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and to minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan holds no assets valued using Level 3 inputs.

The investment in the Collective/Common Trust (“CCT”) bond fund is valued using Level 2 inputs, and is presented at contract value as reported by Mercer which approximates fair value.

The investments in IncomeFlex are valued using Level 2 inputs, and are presented as reported by Mercer. See Note 3 below for further information.

All other assets held by the Plan are measured using Level 1 inputs.

In the statement of changes in net assets available for benefits, the Plan presents the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments

Investments fully described in the tables below include an investment in the Granite Common Stock Fund, administered separately from the Plan. The Granite Common Stock Fund invests solely in Company common stock and from time to time accumulates non-interest bearing cash. As the Granite Common Stock Fund is an investment vehicle available only to the Plan and Plan participants, its assets are presented in this statement as though owned by the Plan.

Non-interest bearing cash

Non-interest bearing cash maintained by the Granite Common Stock Fund is made up of unsettled transactions related to the purchase and sale of Company common stock and, as discussed above, is presented as an asset of the Plan.

Distributions to participants or beneficiaries

Distributions to participants or beneficiaries are recorded when paid.

Notes Receivable from Participants

Notes Receivable are measured at unpaid principal balance plus any accrued but unpaid interest, which approximates fair value as discussed in Note 3. Such notes are considered delinquent if any scheduled repayment remains unpaid for a predetermined amount of time based upon the terms of the Plan document. Delinquent notes receivable from participants meeting such terms are reclassified as Deemed Distributions.

Risks and uncertainties

The Plan provides for various investment options in any combination of common collective trust, mutual funds, Company common stock or other investment securities which the Administrator may from time to time make available.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks among others.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

3.	Fair Value Measurements

The Plan measures and discloses certain financial assets and liabilities at fair value. The carrying value of Notes Receivable approximates fair value because of the short-term nature of the instruments. As of December 31, 2013 and 2012, the Plan’s valuation methodology used to measure the fair values of common stock and mutual funds was derived from quoted market prices as substantially all of these instruments have active markets or contain underlying assets that may be so valued. As more fully described below, the CCT Bond fund and the IncomeFlex target date funds are valued using Level 2 inputs measuring the net asset value of the underlying investments at year end.

The methods described above for measuring fair values as of December 31, 2013 and 2012 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes each class of the Plan’s investments at fair value as of December 31, 2013:

Investments at fair value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
CCT:
Bond fund	$—	$28,426,803	$—	$28,426,803
Total CCT	—	28,426,803	—	28,426,803

Mutual Funds:
Asset allocation/lifecycle funds	21,467,045	—	—	21,467,045
Target date funds	52,048,281	497,500	—	52,545,781
Blend fund	25,352,747	—	—	25,352,747
Bond funds	21,437,918	—	—	21,437,918
Growth funds	54,908,521	—	—	54,908,521
Domestic value funds	34,671,934	—	—	34,671,934
International value fund	19,429,705	—	—	19,429,705
Total mutual funds	229,316,151	497,500	—	229,813,651

Common Stock	88,793,994	—	—	88,793,994

Total investments at fair value	$318,110,145	$28,924,303	$—	$347,034,448

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

The following table summarizes each class of the Plan’s investments at fair value as of December 31, 2012:

Investments at fair value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
CCT:
Bond fund	$—	$23,793,186	$—	$23,793,186
Total CCT	—	23,793,186	—	23,793,186

Mutual Funds:
Asset allocation/lifecycle funds	20,721,871	—	—	20,721,871
Target date funds	33,972,056	—	—	33,972,056
Blend fund	20,339,600	—	—	20,339,600
Bond funds	26,674,756	—	—	26,674,756
Growth funds	37,163,906	—	—	37,163,906
Domestic value funds	24,437,742	—	—	24,437,742
International value fund	17,458,444	—	—	17,458,444
Total mutual funds	180,768,375	—	—	180,768,375

Common Stock	104,704,996	—	—	104,704,996

Total investments at fair value	$285,473,371	$23,793,186	$—	$309,266,557

The CCT Bond fund as of December 31, 2013 and 2012 is composed of the Wells Fargo Stable Return Fund C (“Fund C”). An investment in Fund C results in the issuance of a given number of participation interest units (“Units”) in Fund C. Fund C has invested all of its assets in the Wells Fargo Stable Return Fund G (“Fund G”), a collective trust managed and trusteed by Wells Fargo Bank, N.A. (“Wells Fargo”) as advised by Galliard Capital Management, Inc., a wholly owned subsidiary of Wells Fargo. Fund G invests primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies and other financial institutions. The asset value of Fund C is classified with Level 2 inputs as the Unit price is quoted in a private market that is not active, however sufficient observable evidence of Unit price as reported by Mercer is supported by the valuation of the underlying investments traded.

The objective of the Fund C is to seek safety of principal and consistency of returns while attempting to maintain minimal volatility. Any Plan initiated withdrawal from Fund C will require a twelve month written notice of intent to withdraw assets. At the discretion of Wells Fargo, the notification periods identified for withdrawals may be waived. Redemptions or exchanges of Units may be delayed or suspended for up to twelve months, or even longer if Wells Fargo obtains an exempted order or other appropriate relief from the Comptroller of the Currency.
The IncomeFlex target date funds as of December 31, 2013 comprise individual funds with investment opportunities targeting a future date of maximum value. Each of the funds give the participant the opportunity to select a fund most suitable for that participant’s planned retirement date in combination with the future ability to lock in a fixed annual distribution. The valuation of each fund is reported by Mercer and is based on the fair market value of the mix of the various investments contained within, thereby providing sufficient observable evidence of Level 2 inputs. Target date funds by T. Rowe Price Retirement are market quoted and qualify as Level 1 for fair market valuation purposes.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

4.	Investments

The following schedule presents investments which are 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2013	2012
Granite Construction Incorporated ESOP	$70,695,242	$85,399,553
Wells Fargo Stable Return Fund	28,426,803	23,793,186
Vanguard Institutional Index Fund	25,352,747	20,339,600
J.P. Morgan Mid-Cap Value Fund	24,227,459	* *
Vanguard Capital Opportunity Admiral Share Class	23,601,297	*
Harbor International Fund	19,429,705	17,458,444
PIMCO Total Return Fund	19,276,205	23,365,178
Granite Construction Incorporated	18,098,752	19,305,443
Vanguard Morgan Growth Fund	18,005,522	*
Lord Abbett Mid-Cap Value Fund	* *	18,747,952
 * Less than 5% of net assets at year end
** Not an investment option at year end

During 2013, the Plan’s investments appreciated in value as follows:

Mutual Funds	$34,791,293
Common/Collective Trust	354,303
Granite Common Stock	2,719,054
Net appreciation in fair value of investments	$37,864,650

5.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated March 28, 2013 that the Plan and related trust are designed in accordance with applicable sections of the IRC regarding tax exempt status. The Plan has been amended since receiving this favorable determination letter.  The Plan Administrator believes the Plan and the trust which forms a part of the Plan are designed and are currently operated in compliance with the applicable requirements of the IRC, and are thereby exempt from Federal income and State franchise taxes.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  No uncertain positions have been identified that would require such recognition or disclosure in the financial statements as of December 31, 2013 and 2012. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no such audits.  The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

6.	Related Party and Party in Interest Transactions

The Plan provides for investment in Company common stock in the Granite Common Stock Fund and Granite ESOP. Any purchase or sale of Company common stock by administrators is performed in the open market and at fair value.   These transactions qualify as party-in-interest transactions but are exempt from prohibited transaction rules.

Aggregate investment in Company common stock at December 31, 2013 and 2012 for each asset category is as follows:

	December 31,
	2013	2012
Granite Construction Incorporated Common Stock Fund
Fair Value	$18,098,752	$19,305,443
Number of Shares	517,403	574,225

Granite ESOP
Fair Value	70,695,242	85,399,553
Number of Shares	2,021,019	2,540,141

Total Company common stock held
Fair Value	$88,793,994	$104,704,996
Number of Shares	2,538,422	3,114,366

During the year ended December 31, 2013, Granite Common Stock Fund purchased $3,511,559 and sold $9,136,278 of Company common stock, and Granite ESOP purchased $1,225,625 and sold $18,968,148 of Company common stock.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time.  In the event of termination of the Plan, all participants who are employed by the Company at the date of termination will become 100% vested in their account balances.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$350,820,557	$313,324,449
Amounts allocated to withdrawing participants	(77,167,512)	(58,356,163)
Net assets available for benefits per the Form 5500	$273,653,045	$254,968,286

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2013 to Form 5500:

Distributions to participants per the financial statements	$34,353,172
Amounts allocated to withdrawing participants at December 31, 2013	77,167,512
Amounts allocated to withdrawing participants at December 31, 2012	(58,356,163)
Distributions to participants per Form 5500	$53,164,521

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

The participant vested balances of employees who terminated or retired prior to December 31, 2013, and have not taken a distribution prior to December 31, 2013, are included in benefit claims payable on Schedule H of the Form 5500.

Deemed Distributions directly offset the affected participant’s account balance and are otherwise treated and reported as a Plan distribution to the participant in the current reporting period.

9.	Kenny Construction Company Acquisition

On December 31, 2012, Granite Construction Incorporated acquired Kenny Construction Company (“Kenny”). On February 1, 2013, the Plan was amended to recognize Kenny employee service prior to the acquisition for purposes of receiving Company matching and profit sharing contributions. On June 6, 2013, eligible Kenny employees that had at least 1,000 hours of service as of March 1, 2013 and were actively employed on March 28, 2013 collectively received a one-time profit sharing contribution of $122,273 which was equivalent to the Company match during the period in which they were unable to contribute to the Plan. This one-time profit sharing contribution vested immediately.

Pursuant to this acquisition, the Plan was amended whereby Kenny employees were given the option to elect a rollover of their individual Kenny retirement plan account balances into the Plan. For employees so electing, the amendment required a 100% rollover contribution and required any outstanding participant loans be transferred with the rollover, if applicable. Rollovers from the Kenny plan totaled $2,349,063 in 2013. Transferred loan balances totaled $101,472 in 2013.

10.	Subsequent Events

Amended and restated Plan effective January 1, 2014

The Administrator is required to resubmit the restated Plan to the IRS to maintain its qualified non-taxable status. The restated Plan comprises the originally submitted Plan as of January 1, 2007 which received a favorable determination and incorporates all amendments made up through and including the latest Amendment 16 dated December 20, 2013. On January 31, 2014, the Administrator submitted the Plan to the IRS and is currently awaiting a determination. Notwithstanding, the Administrator believes the Plan meets all the requirements for a favorable non-taxable determination, and financial reporting and other financial filings make such an assumption as a basis for financial statement presentation.

Granite Construction Profit Sharing and 401(k) Plan
EIN 77-0239383, Plan 001
Schedule H, line 4(i) - Schedule of Assets (Held At End of Year)
December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investments	Cost(1)	Current Value
*	Granite Construction Incorporated (Granite ESOP)	Common Stock		$70,695,242
	Wells Fargo Stable Return Fund C	Common/Collective Trust		28,426,803
	Vanguard Institutional Index Fund	Mutual Fund		25,352,747
	J.P. Morgan Mid Cap Value Fund	Mutual Fund		24,227,459
	Vanguard Capital Opportunities Fund Admiral Shares	Mutual Fund		23,601,297
	Harbor International Fund	Mutual Fund		19,429,705
	PIMCO Total Return Fund	Mutual Fund		19,276,205
*	Granite Construction Incorporated Common Stock Fund	Common Stock		18,098,752
	Vanguard Morgan Growth Fund	Mutual Fund		18,005,522
	Managers Micro-Cap Fund Institutional Class	Mutual Fund		10,929,561
	Manning & Napier Pro-Blend Extended Term Fund	Mutual Fund		10,288,794
	T. Rowe Price Retirement 2030 Fund	Mutual Fund		9,252,013
	Manning & Napier Pro-Blend Moderate Term Fund	Mutual Fund		8,225,770
	T. Rowe Price Retirement 2025 Fund	Mutual Fund		7,446,441
	T. Rowe Price Retirement 2020 Fund	Mutual Fund		6,585,318
	T. Rowe Price Retirement 2040 Fund	Mutual Fund		6,464,119
	Northern Small-Cap Value Fund	Mutual Fund		6,345,933
	T. Rowe Price Retirement 2045 Fund	Mutual Fund		6,095,341
	T. Rowe Price Retirement 2035 Fund	Mutual Fund		5,919,104
	T. Rowe Price Retirement 2050 Fund	Mutual Fund		4,099,542
	Invesco Growth & Income Fund CL	Mutual Fund		4,098,542
	T. Rowe Price Retirement 2015 Fund	Mutual Fund		3,051,814
	American Funds Europacific Growth Fund R6	Mutual Fund		2,372,141
	Manning & Napier Pro-Blend Conservative Fund	Mutual Fund		2,207,905
	Blackrock Inflation Protected Bond Institution Fund	Mutual Fund		2,161,713
	T. Rowe Price Retirement 2055 Fund	Mutual Fund		1,414,351
	T. Rowe Price Retirement 2010 Fund	Mutual Fund		1,287,641
	T. Rowe Price Retirement Income Fund	Mutual Fund		744,576
	T. Rowe Price Retirement 2005 Fund	Mutual Fund		432,597
	Prudential Incomeflex Target TRP Retirement 2020	Mutual Fund		308,134
	Prudential Incomeflex Target TRP Retirement 2035	Mutual Fund		49,776
	Prudential Incomeflex Target TRP Retirement 2045	Mutual Fund		37,040
	Prudential Incomeflex Target TRP Retirement 2015	Mutual Fund		25,113
	Prudential Incomeflex Target TRP Retirement 2025	Mutual Fund		18,517
	Prudential Incomeflex Target TRP Retirement 2040	Mutual Fund		16,520
	Prudential Incomeflex Target TRP Retirement 2055	Mutual Fund		15,574
	Prudential Incomeflex Target TRP Retirement 2050	Mutual Fund		14,736
	Prudential Incomeflex Target TRP Retirement 2005	Mutual Fund		11,314
	Prudential Incomeflex Target TRP Retirement 2030	Mutual Fund		776
	Total Investments at Fair Market Value			$347,034,448
*	Participant Loans	Interest rates at 3.25% - 4.25%		3,650,963
	Total Investments			$350,685,411

	* Known party-in-interest (exempt transactions)
	(1) Cost information has been omitted with respect to participant directed transactions

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Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-170488, No. 333-118299, No 333-80471 and No. 033-36485) of Granite Construction Incorporated of our report dated June 23, 2014, with respect to the statements of net assets available for benefits of the Granite Construction Profit Sharing and 401(k) Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental Schedule H, line 4(i)-schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Granite Construction Profit Sharing and 401(k) Plan.

/s/ Moss Adams LLP
Moss Adams LLP

Campbell, California
June 23, 2014

S-2